NAME OF REGISTRANT:
Franklin Tax-Advantaged U.S. Government
Securities Fund
File No. 811-5007

EXHIBIT ITEM No. 77C:
Submission of matters to a vote of
security holders.

At an adjournment to the April 18, 1997, special meeting of partners of the registrant, the following item was voted upon:

1.  To approve the adoption a
Plan of Dissolution and Complete Liquidation for the Franklin Tax-Advantaged
U.S. Government Securities Fund.


For 			Against
15,528,350		540,074